FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 29, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

MASTER SETTLEMENT

AND MUTUAL RELEASE AGREEMENT

Buenos Aires, August 29, 2005 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA), announced that pursuant to the Master Settlement and Mutual Release Agreement (the “Settlement Agreement”) entered into by and between Petrobras Energía S.A. (together with certain affiliates) and certain affiliates of Enron Corp (collectively, “Enron”) in April 2004, (i) Petrobras Energía S.A. and the controlling company of the latter, Petrobras Hispano Argentina S.A., transferred in favor of certain affiliates of Enron 58,410,452 Class B Shares issued by Transportadora de Gas del Sur S.A. (TGS), representing approximately 7.35% of TGS’s share capital and (ii) simultaneously Enron transferred approximately 40% of the share capital of Compañía de Inversiones de Energía S.A. (CIESA) – controlling company of TGS -, to a trust,  whose trustee is ABN AMRO BANK N.V., Argentine Branch, (the Trustee), that will administer them and place them at the disposal of whom CIESA may designate.

Said transfers, as provided for in the Settlement Agreement, will provide for the flexibility necessary to progress with the restructuring of CIESA’s financial debt with a view to designing a capital structure in line with the strategy of business development, with the subsequent creation of value in PESA´s equity interest in CIESA. Under the terms and conditions of the Settlement Agreement, should refinancing of CIESA’s financial debt be agreed upon with creditors, in a second stage Enron will transfer the remaining 10% of its shareholding in CIESA to said creditors, the Trustee or to an alternative entity, as provided in the pertinent CIESA’s debt restructuring agreement, subject to the simultaneous transfer to Enron of TGS’s Class B common shares currently held by CIESA and representing approximately 4.3% of TGS’s share capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 08/29/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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